UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Cre8 Enterprise Limited (the “Company”) is hereby furnishing this Report on Form 6-K to provide its unaudited interim financial results for the six-month periods ended June 30, 2025, which is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the press release entitled “Cre8 Enterprise Limited Announces Financial Results for the Six-month Periods Ended June 30, 2025,” issued by the Company on December 1, 2025, is furnished herewith as Exhibit 99.2 and incorporated herein by reference.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six-month Periods Ended June 30, 2025 and 2024
99.2	Press Release – Cre8 Enterprise Limited Announces Financial Results for the Six-month Periods Ended June 30, 2025
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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